UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39036P209

(CUSIP Number)

MAST Capital Management, LLC

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 375-3019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,947,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,947,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,341
	8	SHARED VOTING POWER 1,947,735
	9	SOLE DISPOSITIVE POWER 62,341
	10	SHARED DISPOSITIVE POWER 1,947,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON HC, IN

This Amendment No. 3 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (f/k/a Unwired Planet, Inc.) (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Mr. Steinberg directly and by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 1,947,735 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 1,947,735 shares of Common Stock held by the MAST Accounts.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 23,199,841 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 1,947,735 shares of Common Stock held by the MAST Accounts, representing approximately 8.4% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing does not include a warrant to purchase 54,733 shares of Common Stock from the Issuer, which was issued to MAST Capital on December 9, 2016, as previously described in this Schedule 13D.

Mr. Steinberg directly holds 62,341 shares of Common Stock. In addition, Mr. Steinberg, as the principal of MAST Capital, may be deemed to beneficially own the 1,947,735 shares of Common Stock which are beneficially owned (or may be deemed to be beneficially owned) by MAST Capital. The total shares of Common Stock which Mr. Steinberg beneficially owns (or may be deemed to beneficially own) are 2,010,076, representing approximately 8.7% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing does not include an award of 220,923 performance-based restricted shares of Common Stock granted to Mr. Steinberg on November 3, 2016, which are subject to vesting, as previously described in this Schedule 13D.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D. Mr. Steinberg has the sole power to vote and dispose of the Common Stock directly owned by him reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,947,735 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the MAST Accounts in shares of Common Stock since the last filing of this Schedule 13D, all of which were brokered transactions, are set forth below.

MAST Account	Trade Date	Purchased (Sold)	Price / Share
Mast OC I Master Fund LP	5/12/2017	(1,136,792)	$3.35
Mast OC I Master Fund LP	5/12/2017	(482,900)	$3.30
Mast OC I Master Fund LP	5/12/2017	(488,486)	$3.30

(d) The 1,947,735 shares of Common Stock held by the MAST Accounts consists of the following amounts: 1,947,735 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2017

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
Name: David J. Steinberg
Title: Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg